SEC FILE NUMBER 001-05707
CUSIP NUMBER 369730106

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):          Form 10-K  ☐   Form 20-F ☐    Form 11-K  ☐   Form 10-Q ☒     Form 10D ☐
 Form N-SAR ☐     Form N-CSR ☐

For Period Ended:  December 31, 2010

 ☐ Transition Report on Form 10-K
 ☐ Transition Report on Form 20-F
 ☐ Transition Report on Form 11-K
 ☐ Transition Report on Form 10-Q
 ☐ Transition Report on Form N-SAR
For the Transition Period Ended: ___________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I
REGISTRANT INFORMATION

General Employment Enterprises, Inc.
Full Name of Registrant

Former Name if Applicable

One Tower Lane, Suite 2200
Address of Principal Executive Office (Street and Number)

Oakbrook Terrace, Illinois 60181
City, State and Zip Code

PART II

RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate.)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III

NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

(Attach Extra Sheets if Needed)

The Registrant is unable to file its Form 10-Q for the fiscal quarter ended December 31, 2010 (the “Report”) on February 14, 2011 without unreasonable effort or expense because management is awaiting information related to the acquisition of Ameritemps necessary to complete the Report.

PART IV

OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

James Harlan	(630)	954-0400
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If answer is no, identify report(s).    Yes ☒    No ☐

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?   Yes☒   No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Registrant is expected to report net income for the fiscal quarter ended December 31, 2010 compared to a net loss of $589,000 reported for the fiscal quarter ended December 31, 2009.  The Registrant is not able to definitively quantify the changes in net income (loss) until the Registrant’s preparation and review of the financial statements to be included in the Report are completed.

General Employment Enterprises, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	February 14, 2011	By	/s/ James R. Harlan
Name: James R. Harlan Title: Chief Financial Officer

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